LEGG MASON
GLOBAL ASSET MANAGEMENT

News Release

For Immediate Release

Contact:
Investors: F. Barry Bilson
              410-454-2963

Media: Mary Athridge
              212-805-6035

LEGG MASON ANNOUNCES DEBT REPAYMENT AND DEBT COVENANT MODIFICATIONS

Sold Remaining $49 Million in SIV Exposure on Balance Sheet

Baltimore, MD – April 1, 2009 – Legg Mason, Inc. (NYSE:LM) today announced that it has repaid debt and amended its debt agreements with its lenders, allowing the Company to sell the $49 million in carrying value of Structured Investment Vehicles (SIVs) that had remained on its balance sheet after Legg Mason removed all SIVs from money market funds on March 5, 2009. This action will not materially change the impact of the SIV transactions on the Company's quarterly results that was reported on March 5th.

Legg Mason Chief Financial Officer Charles J. Daley, Jr. commented: "We are pleased to make progress on our goal to reduce debt levels and take the final step to eliminate SIVs from our balance sheet.   In taking these actions, we have also provided our Company continued flexibility, as we reduce our cost base and focus on growth opportunities, to manage through markets that continue to be challenging."

As part of the amended debt agreements, Legg Mason will:
- Revise the leverage ratio covenant to allow it to reduce includable debt by the Company's unrestricted cash in excess of working capital. This will reduce the December 31, 2008 proforma debt leverage ratio to approximately 1.5X.
- Repay $250 million of its Revolving Credit Facility and reduce its revolver commitment to $500 million from $1.0 billion.
- Expand the loss exclusion for SIVs from $2.75 billion to $3.0 billion, allowing the Company to eliminate the remaining SIV exposure with no effect on the bank EBITDA calculation.

The Company also sold its remaining SIV exposure for approximately $49 million in proceeds. Together with the expected tax benefit from the previous sales of SIV securities, the Company expects to receive a combined tax benefit of approximately $520 million. After the transactions, and giving effect to the expected tax refunds and the debt repayment, the Company's total cash position will be $1.5 billion, including $600 million in working capital. In addition, the Company will carry forward approximately $450 million of future tax income benefits.

About Legg Mason
Legg Mason is a global asset management firm with $698 billion in assets under management at December 31, 2008. The Company provides active asset management in major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

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